UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

120 chemin de la Rive

Gatineau, Québec, Canada J8M 1V2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibit 99.1 included with this Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statement on Form F-10 of HEXO Corp. and HEXO Operations Inc. (File No. 333-256131), and (ii) the Registration Statement on Form F-10 of HEXO Corp. (File No. 333-255264).

Exhibit	Description

99.1	Notice of meeting and management information circular of the registrant dated February 3, 2022 in connection with the registrant’s annual and special meeting of shareholders to be held on March 8, 2022

99.2	Form of proxy for the registrant’s annual and special meeting of shareholders to be held on March 8, 2022

99.3	Abridgement certificate relating to the registrant’s annual and special meeting of shareholders to be held on March 8, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: February 14, 2022	/s/ Scott Cooper
President and Chief Executive Officer